Exhibit 11.1

COMPUTATION OF EARNINGS PER SHARE
Three Months Ended June 30, 2003 2002		Six Months Ended June 30, 2003 2002
(In thousands, except share and per share data)

Average common shares outstanding
Average common stock equivalents of    options outstanding - based on the    treasury stock method using market    price
Average diluted common shares    outstanding

Net income

Basic earnings per common share

Diluted earnings per common share

17,050,649 328,161 ---------------- 17,378,810 ========= $ 6,079 0.36 0.35	15,698,542 390,405 ---------------- 16,088,947 ========= $ 5,398 0.34 0.34	16,618,639 325,493 ---------------- 16,944,132 ========= $ 11,632 0.70 0.69	15,538,832 343,356 ---------------- 15,882,188 ========= $ 10,346 0.67 0.65